CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-1A of our report dated August 28, 2015, relating to the financial statements and financial highlights of PSI All Asset Fund (formerly known as PSI Market Neutral Fund), PSI Total Return Fund, PSI Strategic Growth Fund, PSI Tactical Growth Fund and PSI Calendar Effects Fund, each a series of Northern Lights Fund Trust, for the year ended June 30, 2015, and to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Policies and Procedures for Disclosure of Portfolio Holdings” in the Statement of Additional Information.

Cohen Fund Audit Services, Ltd.

Cleveland, Ohio

October 27, 2015